Filed Pursuant to Rule 433

Registration Statement No. 333-189896

FOR IMMEDIATE RELEASE

August 7, 2013

MONTEVIDEO, URUGUAY —

Acceptance of Tenders and Maximum Purchase Amount

The Republic of Uruguay (“Uruguay”) announced today the aggregate principal amount of Preferred Tenders and Non-Preferred Tenders of each series of Old Bonds as set forth in the table below that has been validly tendered and accepted pursuant to its tender offer previously announced (the “Tender Offer”) to purchase for cash bonds of each series listed in the table below, subject to the terms and conditions contained in the Offer to Purchase, dated August 6, 2013 (“Offer to Purchase”). Tender Orders that are not for Permitted Tender Amounts (as defined in the Offer to Purchase) have not been accepted. Uruguay also announced a Maximum Purchase Amount (as defined in the Offer to Purchase) of US$1.0 billion. The Tender Offer expired as scheduled at 4:00 p.m., New York time, on August 6, 2013.

Old Bonds	Aggregate Principal Amount of Preferred Tenders		Aggregate Principal Amount of Preferred Tenders Accepted		Aggregate Principal Amount of Non-Preferred Tenders		Aggregate Principal Amount of Non- Preferred Tenders Accepted
2015 Bonds	US$	1,419,200	US$	1,419,200	US$	1,389,000	US$	0
2017 Bonds	US$	38,827,000	US$	38,827,000	US$	7,161,000	US$	0
2022 Bonds	US$	569,949,931	US$	569,949,931	US$	15,030,207	US$	0
2025 Bonds	US$	252,621,716	US$	153,189,804	US$	1,067,800	US$	0

Holders of Old Bonds held through DTC which have been validly tendered and accepted pursuant to the Tender Offer, must deliver their accepted Old Bonds to any of the Dealer Managers no later than 3:00 p.m., New York time, on the Settlement Date. Holders of Old Bonds held through Euroclear or Clearstream which have been validly tendered and accepted pursuant to the Tender Offer, can use to deliver their Old Bonds to the Billing and Delivering Bank, at the latest, the overnight process, one day prior to the Settlement Date and not the optional daylight process. The Settlement Date is expected to occur on Tuesday, August 13, 2013, subject to the terms and conditions set forth in the Offer to Purchase.

Failure to deliver Old Bonds on time by any holders may result (i) in the cancellation of Tender Order and such holders becoming liable for any damages resulting from that failure, and (ii) in the case of Preferred Tenders, cancellation of any allocation of New Bonds in the New Bonds Offering in respect of such holders’ related Indication of Interest.

All Old Bonds that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank. Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Bonds validly tendered and accepted. Uruguay will not be liable under any circumstances for the payment of the Purchase Price and Accrued Interest for any Old Bonds tendered in the Offer by any holder. The Billing and Delivering Bank will not be liable for payments to any holder of Old Bonds validly tendered and accepted for purchase if such holder fails to deliver such Old Bonds on or prior to the Settlement as described in the Offer to Purchase.

Uruguay has agreed to apply a portion of the net proceeds of its new bonds offering announced yesterday, Tuesday, August 6, 2013 (the “New Bonds Offering”) to purchase the Old Bonds from the Billing and Delivering Bank at the Purchase Price plus accrued interest after completion of the Offer. Accordingly, the Offer is conditioned upon the pricing of the New Bonds Offering, including in an amount, with pricing and on terms and conditions acceptable to Uruguay, upon the underwriting agreement for the New Bonds Offering and the Dealer Manager Agreement relating to the Offer not having been terminated prior to or at the time of the Settlement of the Offer. The Offer is not contingent upon the closing of the New Bonds Offering.

Capitalized terms not defined in this communication have the meanings specified in the Offer to Purchase. Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc. acted as Dealer Managers for the Tender Offer, and questions regarding the Tender Offer may be directed to the contact information below:

Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005 United States of America Attn: Liability Management Group Collect: (212) 250-7527 Toll-free: (866) 627-0391	HSBC Securities (USA) Inc. 452 Fifth Avenue New York, New York 10018 United States of America Attn: Global Liability Management Group Collect: (888) HSBC-4LM Toll-free: (212) 525-5552

The following additional information of Uruguay and regarding the New Bonds is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000119312513285798/0001193125-13-285798-index.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312513285798/d563992dex99d.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342313000433/rou-18ka1_0729.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342313000412/repofur-sb_0710.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342313000434/repofur-sb_0729.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312513320340/d579111d424b3.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312513320361/d580500dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312513322278/d579758dfwp.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Deutsche Bank Securities Inc. at 800-503-4611 or HSBC Securities (USA) Inc. at 866-811-8049.

Important Notice

The distribution of materials relating to the Tender Offer and the transactions contemplated by the Tender Offer may be restricted by law in certain jurisdictions. The Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the Tender Offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

The Offer does not constitute a public offering within the meaning of Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The Offer is exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offer material relating to the Offer has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). Accordingly, the Offer may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Takeover Law.

The Offer is not being made, directly or indirectly, to the public in France. Neither the Offer nor any other documents or materials relating to the Offer have been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France and only (i) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-2 and D.411-1 of the French Code monétaire et financier and/or (iii) the other legal entities referred to in Articles L.341-2 1° and D.341-1 of the French Code monétaire et financier are eligible to participate in the Offer. The Offer has not been and will not be submitted to the clearance procedures (visa) of nor approved by the Autorité des marchés financiers.

In Italy, this announcement is only being distributed to and is only directed at, and the Offer to Purchase documents may only be distributed, directly or indirectly, to qualified investors.

In Luxembourg, this announcement has been prepared on the basis that the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

Neither the communication of this announcement nor any other offer material relating to the Offer has been approved, by an authorised person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcementor any of its contents.

*            *             *

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.